

December 14, 2023

William J. Sandbrook
Co-Chief Executive Officer
Andretti Acquisition Corp.
7615 Zionsville Road
Indianapolis, Indiana 46268

     Re: Andretti Acquisition Corp.
        Amendment No. 1 to Registration Statement on Form S-4
        Filed December 1, 2023
        File No. 333-275207

Dear William J. Sandbrook:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers about the Merger and the Special Meeting
Q: What equity stake will current SPAC equityholders and Zapata equityholders hold..., page 13

1.   We note your response to prior comment 22. Please revise your disclosure in the tables to reflect the specific impact of dilution on non-redeeming shareholders and include each significant source of dilution.

Q: What am I being asked to vote on and why is this approval necessary?, page 16

2.   We note your disclosure that the Merger is not conditioned on the NYSE Proposal; however, you disclose on the cover page that it is a condition of the Merger that the shares of New Company Common Stock to be issued in connection with the Merger shall have been approved for listing on NYSE. Please clarify.

Background to the Merger
Certain Unaudited Projected Financial Information of Zapata, page 167

3.   We note your response to prior comment 11. Please expand your disclosure to include a discussion about your revenue growth assumptions for fiscal years 2024 and 2025 and provide more detail about how your projections are representative of your current business operations and future plans, given that you generated only $5.166 million in revenue in the fiscal year ended December 31, 2022 and project $5.850 million in fiscal year 2023.

Business of Zapata
Customers and Partners, page 253

4.   We note your response to prior comment 5. Please revise your disclosure to clarify the specific criteria that would cause a customer to be considered an "enterprise customer," including the size, amount of revenue, and number of employees. We also note your disclosure that two of the four of your customers for the period ended September 30, 2023 were enterprise customers. Please clarify if this customer is BP and file any material agreements as exhibits.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raphael M. Russo